UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

KMG America Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

482563103

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 482563103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Northaven Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 493,510

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 493,510

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 493,510

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.23%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Northaven Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 27,255

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 27,255

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,255

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.12%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Northaven Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 500,017

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 500,017

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 500,017

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.26%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Northaven Offshore, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 45,818

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 45,818

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,818

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.21%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Northaven Associates, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,066,600

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,066,600

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,066,600

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.82%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Northaven Management, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,066,600

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,066,600

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,066,600

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.82%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer KMG America Corporation
	(b)	Address of Issuer’s Principal Executive Offices 6306 Maple Ridge Excelsior, MN 55331

Item 2.
	(a)	Name of Person Filing Northaven Partners, L.P. Northaven Partners II, L.P. Northaven Partners III, L.P. Northaven Offshore, Ltd. Northaven Associates, LLC and Northaven Management, Inc.
	(b)	Address of Principal Business Office or, if none, Residence 375 Park Avenue Suite 2709 New York, NY 10152
(c)

Citizenship
Northaven Partners, L.P. – New York

Northaven Partners II, L.P. – New York

Northaven Partners III, L.P. – New York

Northaven Offshore, Ltd. – Cayman Islands

Northaven Associates, LLC – New York

Northaven Management, Inc. – New York

	(d)	Title of Class of Securities Common Shares
	(e)	CUSIP Number 482563103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable. This schedule 13G was filed Pursuant to Rule 13d-1(c).
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).
(b) Percent of class: See the response(s) to Item 11 on the attached cover page(s).
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See the response(s) to Item 5 on the attached cover page(s).
(ii) Shared power to vote or to direct the vote See the response(s) to Item 6 on the attached cover page(s).
(iii) Sole power to dispose or to direct the disposition of See the response(s) to Item 7 on the attached cover page(s).
(iv) Shared power to dispose or to direct the disposition of See the response(s) to Item 8 on the attached cover page(s).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 9, 2006

NORTHAVEN PARTNERS, L.P.	NORTHAVEN OFFSHORE, LTD.

By:	Northaven Associates, LLC,
as General Partner

By:	s/ Paul Burke
Name:	Paul Burke
Title:	Director
By:	s/ Paul Burke
Name:	Paul Burke
Title:	Member	NORTHAVEN ASSOCIATES, LLC

NORTHAVEN PARTNERS II, L.P.

By:	Northaven Associates, LLC,	By:	s/ Paul Burke
as General Partner	Name:	Paul Burke
Title:	Member

By:	s/ Paul Burke	NORTHAVEN MANAGEMENT, INC.
Name:	Paul Burke
Title:	Member

NORTHAVEN PARTNERS III, L.P.	By:	s/ Paul Burke
Name:	Paul Burke
By:	Northaven Associates, LLC,	Title:	Vice President
as General Partner

By:	s/ Paul Burke
Name:	Paul Burke
Title:	Member

INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.1

Joint Filing Agreement, dated August 19, 2005, among Northaven Partners, L.P., Northaven Partners II, L.P., Northaven Partners III, L.P., Northaven Offshore, Ltd., Northaven Associates, LLC and Northaven Management, Inc.